EXHIBIT 3.1

Special Resolution of the Shareholders of the Company

It is resolved as a special resolution that the amended and restated memorandum and articles of association of Horizon Space Acquisition I Corp. be amended by deleting Articles 48.7 and 48.8 in their entirety and replacing them with the following:

"48.7 Notwithstanding any other provision of the Articles and the prospectus relating to the IPO, the Company shall consummate a Business Combination by September 27, 2023, provided however that if the board of Directors anticipates that the Company may not be able to consummate a Business Combination by September 27, 2023, the Company may, without the need for any further approval of the Members, extend the period of time to consummate a Business Combination up to six times, each by an additional one month (for a total of up to six months until March 27, 2024) to complete a Business Combination, subject to the Sponsor or its designees depositing additional funds into the Trust Account for each one month period in accordance with terms as set out in the trust agreement governing the Trust Account and referred to in the prospectus relating to the IPO. In the event that the Company does not consummate a Business Combination by September 27, 2023, or (in the case of up to six valid extensions of an additional one month) March 27, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining shareholders and the Board, liquidate and dissolve subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

48.8 In the event that any amendment is made to the Articles:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination by September 27, 2023 (or, if such period of time to consummate a Business Combination is extended as described in Article 48.7, up to March 27, 2024), or such later time as the Members may approve in accordance with the Articles; or

(b)

with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation."